April 18, 2005


Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0306
Mail Stop 05-11
Attn: Angela J. Halac, Staff Accountant

         RE:      IMEDIA INTERNATIONAL, INC.
                  RESPONSES TO STAFF COMMENTS OF APRIL 14, 2005
                  WITH RESPECT TO:
                  CURRENT REPORT ON FORM 8-K FILED APRIL 13, 2005

Dear Ms. Halac:

         iMedia International, Inc. (the "COMPANY"), has enclosed a copy of an amended Current Report on Form 8-K (the "AMENDED REPORT") filed today in response to the Staff's Comments of April 14, 2005 (the "COMMENT LETTER"). In this letter, we refer to the Staff of the Securities and Exchange Commission as the "STAFF."

         In addition to filing the Amended Report we have enclosed with the paper submission of this letter a "marked" copy of the amended Current Report, comparing the amendment to the original filing, and hereby provide supplementally the following responses in reply to the Comment Letter.

         PLEASE AMEND THE FORM 8-K TO STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED AS REQUIRED BY ITEM 304(a)(1)(i) OF REGULATION S-B.

                  The Company has complied with the Staff's comment in paragraph one of the Amended Report.

         ITEM 304(a)(1)(iv)(A) OF REGULATION S-B REQUIRES YOU TO DISCLOSE WHETHER THERE WERE DISAGREEMENTS BETWEEN THE COMPANY AND THE FORMER ACCOUNTANT FOR THE TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF RESIGNATION. PLEASE REVISE ACCORDINGLY.

                  The Company has complied with the Staff's comment in paragraph three of the Amended Report by adding language that includes the period from the end of the Company's last fiscal year to April 1, 2005, the date of its accountant's resignation.

United States Securities and Exchange Commission
April 18, 2005
Page 2


         In connection with our response in this letter, we acknowledge the following:

         o that the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Report,

         o that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended Report; and

         o that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4503.

                                   Sincerely,

                                   /s/ Frank Unruh
                                   -----------------------
                                   Chief Financial Officer

Enclosures


cc:      Gregory Akselrud